FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 30, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 28 February 2023 (official registry number 1784), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, that it has carried out the following transactions over its own shares between 23 and 29 March 2023 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
23/03/2023	SAN	Purchase	XMAD	7,806,892	3.3418
23/03/2023	SAN	Purchase	CEUX	1,679,313	3.3491
23/03/2023	SAN	Purchase	TQEX	222,787	3.3481
24/03/2023	SAN	Purchase	XMAD	11,977,006	3.2028
24/03/2023	SAN	Purchase	CEUX	3,835,536	3.1995
24/03/2023	SAN	Purchase	TQEX	964,858	3.1580
27/03/2023	SAN	Purchase	XMAD	9,460,970	3.2863
27/03/2023	SAN	Purchase	CEUX	2,521,355	3.2836
27/03/2023	SAN	Purchase	TQEX	340,275	3.2834
28/03/2023	SAN	Purchase	XMAD	8,897,246	3.3284
28/03/2023	SAN	Purchase	CEUX	2,259,644	3.3307
28/03/2023	SAN	Purchase	TQEX	543,110	3.3300
29/03/2023	SAN	Purchase	XMAD	6,578,599	3.3670
29/03/2023	SAN	Purchase	CEUX	1,701,962	3.3721
29/03/2023	SAN	Purchase	TQEX	219,439	3.3708
			TOTAL	59,008,992

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 30 March 2023

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 23/03/2023 and 29/03/2023 (both inclusive) https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-23-a-29-mar.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 30, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance